08030470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terwin Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza
(No. and Street)

New York, (City) New York (State) 10111 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jonathan Hurd (212) 218-[illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

SEC
Mail Processing
Section
MAR 03 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Hurd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terwin Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RINALDO MARTINEZ
Notary Public, State of New York
No. 01MA6161487
Qualified in New York County
Commission Expires Feb. 26, 2011

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

TERWIN CAPITAL LLC

December 31, 2007

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Terwin Capital LLC

We have audited the statement of financial condition of Terwin Capital LLC (the "Company") as of December 31, 2007. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Terwin Capital LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Terwin Capital LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	972,076
Deposits with clearing broker (cash of $51,964 and a US Treasury Bill with a market value of $496,245)		548,209
Total assets	**$**	**1,520,285**

MEMBERS' EQUITY

Member's equity	$	1,520,285
Total liabilities and member's equity	**$**	**1,520,285**

The accompanying notes are an integral part of this statement.

Terwin Capital LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Terwin Capital LLC (the "Company") is a wholly-owned subsidiary of Terwin Holdings LLC (the "Parent") and is a New York limited liability company. Pursuant to its operating agreement, the Company will continue in perpetuity.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA).

The Parent is currently restructuring its outstanding debt in order to reorganize the consolidated affiliates. If the outstanding debt of the Parent is not successfully restructured, the Company may continue its operations as long as management of the Parent decides to keep the broker/dealer license active. The Company has a net capital requirement as discussed in Note C, which would allow the Company to continue as long as the requirement is being met.

The Company is part of a group of affiliated companies. While the accompanying financial statements have been prepared from the separate records maintained by the Company, they may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Revenue Recognition

The Company derives underwriting and structuring fees by acting as a placement agent for Collateralized Debt Obligation ("CDO") offerings. Such fees are recorded at the time the CDO is completed and the income is reasonably determinable.

The Company derives income from trading activity in marketable securities for its own account. Gains and losses on the trading of marketable securities are recorded on a trade-date basis.

In addition, the Company derives brokerage fees from the distribution of securitizations of whole mortgage loans. These fees are determined and recorded upon completion of the securitization.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and deposits with the clearing broker. The Company maintains cash deposits with a bank. The Company reduces its exposure to credit risk by maintaining such deposits with a major financial institution and monitoring its credit rating. At times the Company has deposits which are in excess of the FDIC-insured amounts. At December 31, 2007, the Company had $872,076 in excess of the FDIC-insured amount.

Deposits with Clearing Broker

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with Calyon whereby Calyon clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of Calyon. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition.

The clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing for losses the clearing broker may sustain from customer accounts introduced by the Company as specified in the clearing arrangement. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

The Company provided collateral held in the form of T-Bills to Calyon with a market value of $496,245 to satisfy the conditions of the clearing relationship. Upon termination of the agreement the cash will be returned within 10 days. As of December 31, 2007, the Company also has cash on deposit with Calyon of $51,964.

Securities Transactions

Transactions in securities are recorded on the trade date. Securities owned are recorded at market value on a trade-date basis.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Income Taxes

Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes.

NOTE B - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company received brokerage and underwriting fees of $72,450 from Terwin Advisors LLC ("Advisors"), an entity under common control, for facilitating the distribution of securitizations of whole loan mortgages and the purchase and sale of other fixed income products.

The Company continues to operate under an amended Service and Expense Agreement signed in 2005 with Advisors for administrative services provided to the Company. The Company was charged $312,000 for such general and administrative services for the year ended December 31, 2007.

In connection with the aforementioned transactions, the Company paid to Advisors in the amount of $82,648 during 2007. As of December 31, 2007, there was no balance outstanding.

The Company declared and paid a dividend of $1,200,000 to the Parent in December 2007.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $1,517,804 at December 31, 2007, which was $1,417,804 in excess of the required $100,000 minimum net capital. The Company's ratio of aggregate indebtedness to net capital is 0 to 1 at December 31, 2007.

NOTE D - CONTINGENCY

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the sale of bonds from securitizations and secondary transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. At December 31, 2007, there were no such items outstanding.

END